June 6, 2007

VIA EDGAR AND FACSIMILE Ms. Jennifer R. Hardy Legal Branch Chief Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	BGC Partners, Inc.
Registration Statement on Form S-1, filed February 8, 2007
File No. 333-140531

Dear Ms. Hardy:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BGC Partners, Inc. (“BGC Partners”) hereby applies for withdrawal of its Registration Statement on Form S-1 originally filed with the U.S. Securities and Exchange Commission on February 8, 2007 (File No. 333-140531) (the “Registration Statement”). BGC Partners is withdrawing the Registration Statement because on May 29, 2007, BGC Partners entered into the Agreement and Plan of Merger, dated as of May 29, 2007, by and among BGC Partners, Cantor Fitzgerald, L.P., eSpeed, Inc. (“eSpeed”), BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P., pursuant to which BGC Partners will merge with and into eSpeed.

     BGC Partners has not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

     If you have any questions regarding this matter, please contact the undersigned at (212) 829-4829 or Craig D. Wasserman or Gavin D. Solotar each at (212) 403-1000.

Sincerely,

/s/ Stephen M. Merkel

Stephen M. Merkel

Executive Vice President, General Counsel and Secretary